

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 13, 2009

Mr. Michael Zaroff
President
Madison Enterprises Group, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

RE: Madison Enterprises Group, Inc.
      File No. 333-142666
      Amendment No. 6 to Form S-1
      Filed January 15, 2009

Dear Mr. Zaroff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Your current disclosure indicates that the company sold 210,000 shares to investors in exchange for $21,000 during the period from November 1, 2006 through December 31, 2007. We further note that the company filed a Form D on August 6, 2007. You initially filed your Form S-1 on May 7, 2007. Please revise your existing

disclosure, and add Item 15 disclosure, including the specific date(s) sales were made. To the extent that sales were made while the company was in registration, please advise us why the company believes its current Form S-1 may be conducted as a resale registration statement.   In this respect your attention is directed to Compliance Disclosure & Interpretation No. 139.25 available on our website at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm.

2.   Please revise your disclosure to indicate what states the offering will be conducted in and indicate what restrictions, if any, have been placed on selling shareholders to ensure that they only make sales in those states.

Registration Statement Cover Page

3.   Please check the box indicating that this is a rule 415 offering.

4.   Please revise to disclose the name of the insured depository institution being used as escrow for the funds and shares.

5.   Please explain or revise the last sentence of the second paragraph as well as similar statements elsewhere in your prospectus. Once an acquisition becomes probable, the selling shareholder offering will be suspended, according to other disclosure.

6.   Please revise here and elsewhere as appropriate to indicate that the selling shareholders are underwriters under the Securities Act.

The Offering, page 2

7.   Please revise your Rule 419 discussion to add a paragraph addressing how the selling shareholders are being required to comply with rule 419 and the terms of the offering. If applicable, this discussion should reference specific executed agreements with the company.

8.   Please revise to indicate the timeframe for returning funds to investors in the event that you do not consummate a business combination transaction within 18 months after effectiveness.

Management's Discussion and Analysis or Plan of Operation, page 10

9.   Please revise your statement on page 11 to remove the reference to the Commission's clearing your prospectus as it appears inconsistent with Item 501 of Regulation S-K (emphasis added). You may, however, use the phrase "declared effective" or similar language.

Business, page 13

10.   Revise to briefly summarize the escrow agreement and terms of operation. Also, revise to indicate who is responsible for paying the escrow fees.

11.   Please explain your activities in relation to the possible acquisition of "passive investment interests in a number of entities" as referenced in risk factor "[w]e may be subject to further government regulation…."

Executive Compensation, page 18

12.   Please revise the table to comply with Item 402(n) of Regulation S-K.

Legal Matters, page 23

13.   Please provide the disclosure contemplated by Item 509 of Regulation S-K with respect to Mintz & Fraade, P.C.

Financial Statements

General

14.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 8-08 of Regulation S-X.

Item 26 Exhibits

Exhibit 5.1

15.   Please provide us with a supplemental statement from counsel indicating that the reference to the General Corporation Law of the State of Delaware includes the state Constitution, statutes, rules, regulations, and judicial opinions interpreting the same.

Exhibit 99.1

16.   Please file a fully executed copy of your escrow agreement. Currently it does not appear that your selling shareholders have executed the agreement, although they are named as parties. See Rule 419(b)(4).

Signatures

17.   Please indicate the persons signing as principal executive officer and principal accounting officer.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director